Exhibit 99.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereon) for the three months ended March 31, 2010 and the Corporations’ Press Release dated May 13, 2010 announcing its first quarter 2010 financial results. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2009, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 12, 2010.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s first quarter 2010 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 20-F, and Annual Management’s Discussion and Analysis.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

[1]

BUSINESS DEVELOPMENTS IN THE FIRST QUARTER OF 2010 AND TO DATE

Partner News

1)	Points expands and extends its partnership with US Airways Dividend Miles®

In January 2010, the Company announced a significant expansion and multi-year extension of its partnership with US Airways Dividend Miles®. The terms of the agreement reflect a more comprehensive partnership where Points takes a principal role and accepts greater responsibility in the operation of the Buy, Gift and Transfer miles programs available to US Airways Dividend Miles® program members.

2)	Chase Ultimate Rewards partners with Points in the US

In January 2010, the Corporation announced the signing of a multi-year agreement whereby Points’ Integrate product will facilitate the transfer of loyalty currencies for U.S. card members between Ultimate Rewards and its loyalty program partners.

3)	Points teams up with Virgin America

Points has added Virgin America’s Elevate frequent flyer program to its Points Partner Network. The 1.3 million members of the airline’s Elevate frequent flyer program now have the option to buy points for themselves, transfer points from one member to another, or gift points to other members via Points’ industry-leading miles and points purchase platform.

4)	Points renews partnerships with several existing loyalty programs

Effective for the first quarter of 2010, Points successfully renewed partnerships with several leading loyalty programs, including American Airlines, Intercontinental Hotel Group, Lufthansa Airlines, Starwood Hotels, JetBlue and Hawaiian Airlines.

Project ePoch

1)	Upgrade of Technology Platform

A major focus of the Company’s investment strategy for 2010 is to continue to substantially enhance its technology platform. Development of the platform began in 2009 with the objective of enabling Points to deliver enhanced services and functionality and significantly improving operational efficiencies, including reducing the time and effort to integrate new partners. The technology upgrade has expanded functionality to an initial set of Points’ loyalty program partners and management expects to upgrade all of its partners to the ePoch platform in 2010.

2)	Redesign and Rebrand of the Consumer Hub at www.points.com

As Points is developing the new platform for its Loyalty Currency Services, it is simultaneously rearchitecting the Consumer Hub at www.points.com. The website is being designed with an entirely new user interface focused on managing enhanced content, integrating new partners and augmenting transaction functionality. This redesign will affect all aspects of the consumer proposition from brand positioning, look and feel, user interface, transaction flows, and product functionality. These changes are expected to be in market in mid 2010.

[2]

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue includes loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with Emerging Issues Committee (“EIC”) 123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which is not transactional in nature but has been earned in the period. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

USE OF NON-GAAP TERMS

The Corporation’s financial statements are prepared in accordance with Canadian GAAP. Management uses GAAP and non-GAAP measures to better assess the Corporation’s underlying performance and provides this additional information in this MD&A so that readers may do the same.

Gross Margin

Management recognizes that total revenues less direct cost of principal revenue and processing fees and related charges, hereafter referred to by management as gross margin, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management is driving a shift in the Corporation’s revenue mix toward principal relationships with higher gross margins that are expected to lead to sustained profitability for the Corporation. Many of the recent agreements signed with partners have been under the principal model, and the additional services that will be launched on the Consumer Hub at www.points.com are expected to improve gross margins. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Gross Margin Information	For the three months ended
(In thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Total revenue	$23,502	$16,577	$21,146
Direct cost of principle revenue	18,704	10,153	16,941
Processing fees and related charges	583	379	586
Total direct costs	19,287	10,532	17,527
Gross margin	$4,215	$6,045	$3,619

Gross margin of $4,215 for the first quarter of 2010 decreased $1,830 or 30% from the fourth quarter of 2009 and increased $596 or 16% from the first quarter of 2009. The decrease from the fourth quarter of 2009 can be attributed to the restructured partnership with Delta Air Lines effective October 1, 2009. The terms of this restructuring provided for a series of payments to the Corporation over the fourth quarter of 2009 with no associated direct costs, increasing gross margin. The increase over the prior year period can be attributed to a 33% increase in transactional activity driven by aggressive marketing in a number of our principal relationships and the addition of Mexicana Airlines and AirFrance-KLM in the second and third quarters of 2009, respectively. Management continues to pursue higher margin business opportunities which will ultimately increase overall profitability.

[3]

Earnings (Loss) Before Interest, Taxes, Depreciation, Amortization, and Foreign Exchange, Impairment and Restructuring (“EBITDA”)

Management defines EBITDA as earnings (loss) before interest, taxes, depreciation, amortization, foreign exchange, impairment and restructuring. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee bonuses are based on achieving an EBITDA target approved by the Board of Directors.

Reconciliation of Operating Income (Loss) to EBITDA
	For the three months ended
(In thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Operating income (loss)	$133	$1,451	$(945)
Amortization	135	233	173
Foreign exchange (gain)/loss	(22)	(3)	192
EBITDA	$246	$1,681	$(580)

For the quarter ended March 31, 2010, the Corporation’s EBITDA was $246, a decrease of $1,435 or 85% from $1,681 from the quarter ended December 31, 2009. The decline was expected as the Corporation reached record transaction levels in the fourth quarter of 2009, a reflection of both the aggressive promotional efforts made on behalf of loyalty program partners and the seasonality experienced in the business.

The first quarter 2010 EBITDA increased by $826 or 142% from negative EBITDA of $580 for the quarter ended March 31, 2009. This is due to improving gross margins from principal relationships along with realized operational cost savings driven by cost containment initiatives undertaken by Management.

[4]

SELECTED FINANCIAL INFORMATION

The following information is provided to give context to the broader comments elsewhere in this MD&A.

	For the three months ended
(In thousands of US dollars, except per share amounts)	March 31, 2010	December 31, 2009	March 31, 2009
Revenue	$23,502	$16,577	$21,146
Gross margin	4,215	6,045	3,619
EBITDA	246	1,681	(580)
Income (loss) before income taxes	118	1,432	(958)
Net income (loss)	$460	$1,898	$(1,099)
Earnings (loss) per share
Basic	$0.00	$0.01	$(0.01)
Diluted	$0.00	$0.01	$(0.01)
Weighted average shares outstanding
Basic	149,820,940	149,820,940	149,820,940
Diluted	149,913,078	149,820,940	149,820,940
Total assets	$50,433	$47,143	$43,985
Shareholders' equity	$13,840	$12,931	$11,242

[5]

BUSINESS CONDITIONS

The Corporation and the majority of its loyalty program partners operate in the travel industry. In 2009, the ongoing global recession continued to place significant pressures on the travel and loyalty program industries. Similar to the general decline in demand for goods and services, the level of loyalty program activity associated with the purchase and transfer of miles and points softened in the first half of 2009.

Since then, Points’ Loyalty Currency Services have responded to its partners interest in boosting awareness and overall marketing activity resulting in record levels of points and miles transacted in the fourth quarter of 2009. This momentum has continued into the first quarter of 2010.

Points and miles transacted is considered a key performance measure by Management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services. Fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners and, to a lesser extent, seasonality. Historically, the Corporation experiences slightly higher activity in November and December as redemption levels increase during the holiday season.

As expected, total points and miles transacted in the first quarter of 2010 declined 12% from the record levels of activity in the fourth quarter of 2009 but increased over the prior year period. Excluding Delta Air Lines, which is no longer a material contributor to transactional activity, total points and miles transacted in the first quarter of 2010 increased by 33% over the prior year period. Transactional activity strengthened in the first quarter of 2010 due to the launch of the Air France-KLM partnership in the third quarter of 2009 combined with aggressive marketing efforts.

Management anticipates total transactional activity in 2010 to improve on the 2009 results through organic growth in existing partnerships and the addition of new loyalty program partners. The Corporation’s marketing plan for 2010 incorporates similar promotional activity patterns as 2009 to maximize the marketing efforts and resources of the Corporation.

[6]

RESULTS OF OPERATIONS

Revenue

	For the three months ended
(In thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Principal	$21,837	$12,896	$19,360
Other partner revenue	1,664	3,679	1,751
Interest	1	2	35
Total Revenue	$23,502	$16,577	$21,146

Revenue for the three months ended March 31, 2010 was $23,502, an increase of $6,925 or 42% over the three months ended December 31, 2009 and an increase of $2,356 or 11% over the first quarter of 2009.

Principal revenue for the first quarter of 2010 was $21,837, an increase of $8,941 or 69% over the fourth quarter of 2009 due to conversion of US Airways to reseller model effective January 1, 2010. Principal revenue increased $2,477 or 13% over the prior year period due to the launch of Mexicana Airlines and Air France-KLM under the reseller model in the second and third quarter of 2009, respectively. Additionally, the conversion of US Airways to the reseller model favourably impacted the first quarter 2010 revenue. These advances were partially offset by the restructuring of the Delta Air Lines agreement effective October 1, 2009.

Other partner revenue decreased by $2,015 compared to the fourth quarter of 2009 due to a series of nonrecurring payments related to the restructured relationship with Delta Air Lines in the fourth quarter of 2009.

Interest revenue of $1 is consistent with the prior quarter ended December 31, 2009. Interest revenues have declined by $34 for the three months ended March 31, 2009 due to a significant decline in short-term interest rates relative to 2009. At March 31, 2010, the Corporation’s investments were earning interest between 0.01% and 0.35% per annum.

Dependence on Loyalty Program Partners

For the three months ended March 31, 2010, three loyalty program partners (March 31, 2009 – two) who individually represented more than 10% of the Corporations’ total revenue, accounted for 82% (March 31, 2009 – 83%) of the Corporation’s total revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition. Management anticipates the percentage of revenue contributed by these three partners to decline in 2010 as it launches new partnerships.

Direct costs
	For the three months ended
(In thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Direct cost of principal revenue	$18,704	$10,153	$16,941
Processing fees and related charges	583	379	586
Total direct costs	$19,287	$10,532	$17,527

Direct costs consist of the directly variable and attributable costs incurred for revenues earned. Direct cost of principal revenue represents the cost of miles paid to partners for miles transacted. Processing fees and related charges include credit card fees and other adjustments. Direct costs will continue to scale with the number and size of loyalty programs contracted under the principal model and growth of existing products and will generally grow in line with the growth in principal revenue.

[7]

The direct cost of principal revenue grew by $8,551, or 84% over the three months ended December 31, 2009. This was primarily driven by increased sales volume due to successful promotional campaigns with principal partners and the expanded relationship with US Airways under the reseller model. The direct cost of principal revenue increased by $1,763 or 10% over the three months ended March 31, 2009 due to the successful launch of AirFrance-KLM in the third quarter of 2009 and the conversion of US Airways to the principal reseller model in the first quarter of 2010.

Ongoing operating costs
	For the three months ended
(In thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Employment costs	$2,664	$2,641	$2,771
Marketing and communications	262	691	466
Technology services	211	240	207
Operating expenses	832	792	755
Total	$3,969	$4,364	$4,199

Ongoing operating costs were $3,969, a decline of $395 over the three months ended December 31, 2009. Management’s ability to control ongoing operating costs is a key focus to ensure that increases to gross margin are accretive to EBITDA.

Employment Costs

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and other government charges. The majority of employment costs are incurred in Canadian dollars. Employment costs of $2,664 in the first quarter of 2010 were relatively stable with the prior three month period ended December 31, 2009, and decreased $107 over the three month period ended March 31, 2009.

Employment costs declined over the prior year period due to the continued investment in the development of the new Loyalty Currency Services platform and the redesign of the Consumer Hub at www.points.com, which has led to higher capitalized employment costs over the prior year period. Efficiencies expected to be gained from the new Loyalty Currency Services platform enabled the Corporation to begin restructuring its operating expenses. Accordingly, the Corporation significantly reduced its use of external contractors and reduced full-time equivalents by approximately 20% during the second half of 2009. Total full-time equivalents for the first quarter of 2010 were 93 compared to 94 for the prior year period. While the Corporation has managed to reduce headcount and utilize existing staff more efficiently, the decline in employment costs over the prior year period was minimized by devaluation in the US dollar of approximately 15% from the first quarter of 2009. The Management does not expect significant headcount adjustments in 2010.

Marketing and Communications

Marketing expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements. Marketing costs decreased by $429 or 62% over the prior three month period ended December 31, 2009 due to initial costs incurred related to the rebrand and redesign of the Consumer Hub at www.points.com incurred in the fourth quarter of 2009. Management anticipates marketing expenditures to increase in the latter half of 2010 in line with the growth in revenues from the Consumer Hub at www.points.com.

[8]

Technology Services

Technology expenses include online hosting and managed services, equipment rental, software licenses and technology lease expenses. Costs of technology services are comparable to the prior quarter and prior year period.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses increased by $40 over the prior three month period ended December 31, 2009 and $77 over the three month period ended March 31, 2009. The increase is attributable to an increase in professional fees and the impact of foreign exchange losses on CAD$ expenses.

Amortization, interest and other expenses
	For the three months ended
(In thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Amortization	$135	$233	$173
Foreign exchange (gain) loss	(22)	(3)	192
Interest and other charges	15	19	13
Future income taxes (recovery) expenses	(342)	(466)	141
Total amortization, interest and other expenses	$(214)	$(217)	$519

Amortization Expense

Amortization expense decreased $98 over the prior three month period ended December 31, 2009, primarily due to the end of the amortization period with respect to certain purchases made by the Corporation in prior years. Amortization expense is expected to increase in 2010 as the Corporation begins to amortize its new technology platforms.

Foreign Exchange (Gain) Loss

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporations’ revenues in the first quarter of 2010 were transacted in US dollars with portions of its revenues denominated in Euros, Canadian dollars, and British Pounds. The cost of principal revenue is generally denominated in the same currency as the revenue earned, minimizing the exposure to foreign exchange currency risk. Ongoing operating costs, consisting of employment costs, marketing & communications, technology services, and operating expenses, are primarily in Canadian dollars exposing the Corporation to foreign exchange risk with a depreciating US dollar against the Canadian dollar.

As part of the risk management strategy of the Corporation, management engages in foreign currency hedging activities using derivative financial instruments, including foreign currency forward contracts. The Corporation does not use derivative instruments for speculative purposes. The majority of the ongoing operating costs, denominated in Canadian dollars, are hedged using foreign currency forward contracts extending up to 12 months.

The Corporation has entered into foreign currency forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designed as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the three month period ended March 31, 2010, the Corporation reclassified $18 net of tax from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were fully effective at March 31, 2010.

[9]

As at March 31, 2010, the net unrealized gains on the outstanding foreign currency forward contracts was $304. Unrealized gains associated with these contracts are recorded in Prepaid and sundry assets and Accumulated other comprehensive income. The total notional value of contracts outstanding is $7,260 at March 31, 2010, with maturities extending until February 2011.

For the three month period ended March 31, 2010, the Corporation recorded a foreign exchange gain of $22 (December 31, 2009 – $3). The devaluation of the Euro favourably impacted the cost of principal revenue denominated in the Euro, partially offset by an unfavourable impact on cash reserves. The appreciation of the Canadian dollar unfavourably impacted ongoing operating costs, offset by realized gains on hedging instruments which matured in the quarter.

Restructuring Charges

During the third quarter of 2009, the Corporation initiated a restructuring of its operations in anticipation of expected efficiencies it would achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $332, composed of employee severance and benefit arrangements. During the three month period ended March 31, 2010, the Corporation paid $59, in severance costs. Included in accrued liabilities is the unpaid amount related to severance of $95, which will be fully paid at the end of the third quarter of 2010.

Recovery of Future Income Taxes

	For the three months ended
(In thousands of US dollars except per share amounts)	March 31, 2010	December 31, 2009	March 31, 2009
Net Income (loss)	$460	$1,898	$(1,099)
Earnings (loss) per share
Basic	$0.00	$0.01	$(0.01)
Diluted	$0.00	$0.01	$(0.01)

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions fully utilized. The Corporation recorded a future income tax recovery of $342 which relates to a change in estimate of carry-forwards that will be utilized in future periods to offset future taxable income.

Net income (loss) and earnings (loss) per share

The Corporation reported net income of $460, or nil per share for the three month period ended March 31, 2010, compared with net income of $1,898 for the three month period ended December 31, 2009. The decline in net income was primarily due to a decrease in EBITDA from the three months ended December 31, 2009. Net income increased $1,585 over the three month period ended March 31, 2009 resulting from operational cost containment, more favourable margins in new and restructured partner agreements, and the recognition of tax assets relating to the recovery of tax losses from prior years.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 149,820,940 common shares for the three month period ended March 31, 2010, consistent with the three month period ended December 31, 2009.

[10]

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Total funds available	$38,036	$35,534	$32,862
TOTAL ASSETS	50,433	47,143	43,985
Current liabilities	36,216	33,911	32,507
Shareholders' Equity	13,840	12,931	11,242
LIABILITIES AND SHAREHOLDERS'
EQUITY	50,433	47,143	43,985
Working Capital	$5,959	$5,373	$4,944

The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2010, the Corporation continues to remain debt-free with $38,036 (December 31, 2009 – $35,534) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) was $5,959 at March 31, 2010 versus working capital of $5,373 as at December 31, 2009. The increase is primarily due to positive EBITDA of $246 and a $304 hedging derivative asset. Management considers its working capital position to be sufficient to meet its current obligations.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended
(in thousands of US dollars)	March 31, 2010	December 31, 2009	March 31, 2009
Operating activities	$3,679	$73	$2,771
Investing activities	(1,983)	(3,262)	(132)
Effects of exchange rates	(253)	(41)	(302)
Change in cash and cash equivalents	$1,443	$(3,230)	$2,337

Operating Activities

Cash flows provided by operating activities in the first quarter of 2010 were due to positive EBITDA, and the timing of payments with certain loyalty program operators.

Investing Activities

Cash used in investing activities of $1,983 for the three month period March 31, 2010, was primarily related to the purchase of short-term investments held as collateral for the Corporation’s hedging facility and accounted for as restricted cash. In addition, the Corporation invested in the development of its new Loyalty Currency Services technology platform and the new Consumer Hub at www.points.com. Cash flows used by investing activities in the fourth quarter of 2009 primarily related to the purchase of short-term investments.

Management anticipates significant levels of capital expenditures to be incurred throughout 2010 as it continues to focus on the rebrand and redesign of the Consumer Hub at www.points.com, a core strategy to the Corporation’s future growth plans.

[11]

Financing Activities

The Corporation did not use or generate funds from financing activities during the past twelve months. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	2010	2011	2012	2013	2014+
Operating lease(1)	$4,766	$688	$646	$625	$628	$2,179
Principal revenue(2)	109,065	8,424	31,416	34,251	16,673	18,301
	$113,831	$9,112	$32,062	$34,876	$17,301	$20,480

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.

(2)

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of points and miles transactions processed over the term of its agreements with certain loyalty program partners. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities. The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to such future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from May 11, 2010. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$2,419,016. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 2,055,833 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at May 11, 2010 (figures in CAD$)

Security Type	Expiry Date	Number	Strike Price	Proceeds
Options	August 8, 2010	1,500,000	$1.31	$1,970,000
Options	January 25, 2011	145,000	$1.00	145,000
Options	May 10, 2011	410,833	$0.74	304,016
Total		2,055,833		$2,419,016

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OUTSTANDING SHARE DATA

As at May 11, 2010, the Corporation has 149,820,940 common shares outstanding and 10,632,366 outstanding options to acquire up to 10,632,366 common shares. The options have exercise prices ranging from $0.34 to $2.49 with a weighted average exercise price of $0.99. The expiration dates of the options range from August 8, 2010 to March 22, 2015. The following table lists the common shares issued and outstanding as at May 11, 2010 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	149,820,940
Convertible Securities: Stock options	10,632,366	CAD$ 10,473,963
Diluted Common Shares Issued & Outstanding	160,453,306	CAD$ 10,473,963
Securities Excluded from Calculation: Options Available to grant from ESOP (1)	555,316

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

Three month period ended	Revenue	Net income (loss)	Basic earnings (loss) per share	Diluted earnings (loss) per share
March 31, 2010	$23,502	$460	$0.00	$0.00
December 31, 2009	$16,577	$1,898	$0.01	$0.01
September 30, 2009	$20,732	$(264)	$0.00	$0.00
June 30, 2009	$21,324	$(471)	$0.00	$0.00
March 31, 2009	$21,146	$(1,099)	$(0.01)	$(0.01)
December 31, 2008	$21,702	$(3,027)	$(0.02)	$(0.02)
September 30, 2008	$20,384	$(1,373)	$(0.01)	$(0.01)
June 30, 2008	$17,300	$43	$0.00	$0.00
March 31, 2008	$16,211	$802	$0.00	$0.00

[13]

CRITICAL ACCOUNTING ESTIMATES

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Because the valuation of goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Income Taxes

The Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to utilize them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation’s net earnings in the relevant year.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimate is used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Stock-based Compensation

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account the voluntary termination behavior as well as trends in actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

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FUTURE ACCOUNTING POLICY CHANGES

International Financial Reporting Standards (“IFRS”)

For the Corporation, IFRS will be required for interim and annual financial statements for the fiscal year commencing January 1, 2011, and will include the preparation and reporting of one year of comparative figures.

In order to prepare for the transition to IFRS, the Corporation has developed a formal IFRS Transition Plan which consists of three related phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation.

This plan includes a formal project structure including project governance, an estimate of required resources (both internal and external), a detailed timeline for the remainder of fiscal 2010, a training program, and a selection of all IFRS 1 elections. In addition, the Corporation is undergoing an assessment of the impact of IFRS on data systems, internal controls over financial reporting, disclosure controls and procedures, and business activities such as financing and compensation arrangements.

Management has assessed the impact of International Accounting Standard (“IAS”) 16 “Property, Plant & Equipment,” IAS 21 “The Effects of Changes in Foreign Exchange Rates,” IFRS 3 “Business combinations and IAS 12 “Income Taxes.” On initial assessment, no material differences were found after considering the measurement and recognition requirements of these standards.

Management has performed a preliminary assessment of IAS 2 “Share Based Payments” and estimated an adjustment to employee stock option expense related to the retroactive application of this standard for all options which had not vested as at the date of transition January 1, 2010.

Management continues to assess the impact of the convergence towards IFRS on its financial reporting framework including the impact of potential significant differences between current IFRS and Canadian GAAP as they apply to the Corporation.

As we execute our IFRS Transition Plan and move from Canadian GAAP to IFRS, our disclosure on accounting differences is expected to increase. We will present our results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS for presentation in 2011. To accomplish this, the Corporation will effectively maintain two parallel books of account in 2010.

Business Combinations

In January 2009, the CICA issued a new Handbook Section 1582, “Business Combinations.” Section 1582 will be converged with IFRS 3, “Business Combinations” and replaces Handbook Section 1581, “Business Combinations.” Section 1582 establishes the standards for the measurement of a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This Section is effective for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.”

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Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces Handbook Section 1600, “Consolidated Financial Statements” other than the standards relating to non-controlling interests. The Section establishes the standards for preparing consolidated financial statements and is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1602, “Non-controlling Interests.”

Non-controlling Interests

In January 2009, the CICA issued new Handbook Section 1602, “Noncontrolling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.”

Revenue Arrangements with Multiple Deliverables

In December 2009, the Accounting Standards Board issued new EIC-175, to replace the existing EIC-142 “Revenue Arrangements with Multiple Deliverables”. These amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method.

EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

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